UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):     X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                            No     X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Announcement of Revisions in Interim Dividend Forecast for the Fiscal Year Ending March 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)

By :	/s/ Masahiko Goto

Masahiko Goto
President and Representative Director
Date: October 31, 2007

For immediate release
October 31, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Announcement of Revisions in Interim Dividend Forecast
for the Fiscal Year Ending March 2008
          Makita Corporation (“Makita”) announces that revisions were made to its dividend forecast for the fiscal year ending March 2008 published on April 27, 2007 at the meeting of the Board of Directors held today, as follows.
1. Particulars of the Interim Dividend Forecast Revisions

	Yen
	Previous forecast		Actual results
	published on April 27,	Dividend declared on	for the previous year
	2007	October 31, 2007	ended March 31, 2007
Cash dividend per share:
Interim	25.00	30.00	19.00
Year-end	—	—	55.00
Total	—	—	74.00

     Notes:

1.	Payment of interim dividends is scheduled to distribute from November 26, 2007.

2.	Announcement of the year-end dividend is scheduled to be made when financial statements for the fiscal year ending in March 2008 are released (the latter part of April 2008).
2. Reasons for Revisions in the Interim Dividend Forecast
          Business results for this interim period having been stronger than anticipated, it was decided that the interim dividend would be increased from 25 yen per share to 30 yen per share.
          Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. Because the amount of the annual dividend is calculated on this basis, the year-end dividend cannot be calculated until after the consolidated business results have been determined, and for this reason announcement of an anticipated dividend amount is being withheld.

English Translation of press release originally issued in Japanese language	1